Simplify Exchange Traded Funds

54 W. 40th Street

New York, New York 10018

February 8, 2022

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (CIK No. 0001810747, File Nos. 333-238475; 811-23570) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Securities and Exchange Commission (“SEC”) Representative:

On behalf of Simplify Exchange Traded Funds, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 34 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001829126-22-003056). The Amendment was incorrectly filed on February 4, 2022 pursuant to Securities Act Rule 485(a)(2) for the purpose of registering shares of the Simplify Volt Work from Anywhere Digital Nomad ETF (the "Fund") for sale to the public. The Trust requests this withdrawal because the Amendment was intended to be filed pursuant to paragraph (a)(1) of Rule 485 in order to make material amendments to the investment strategy of the Simplify Volt Pop Culture Disruption ETF rather than to add a new series to the Trust pursuant to paragraph (a)(2) of Rule 485. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Registrant receives notice from the SEC that this application will not be granted.

Please direct any questions concerning this letter to Brian Doyle-Wenger at Thompson Hine LLP, counsel to the Trust, at (614) 469-3294.

Very truly yours,

/s/ Paul Kim

Paul Kim

President

Simplify Exchange Traded Funds